Exhibit 99.3
MEATECH 3D LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Guy Hefer and Omri Schanin, each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of MeaTech 3D Ltd. (the “Company”) which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held at 5 David Fikes St., Rehovot, Israel 7632805, on Tuesday, March 15, 2022 at 4:00 p.m. (Israel time), or depending on developments with respect to the coronavirus (COVID-19) pandemic, we might hold the Meeting virtually on the above date and time instead of in person, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR the Proposals described in the Proxy Statement. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF
MEATECH 3D LTD.

TO BE HELD ON MARCH 15, 2022

PLEASE SIGN, DATE AND RETURN PROMPTLY. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.          To approve the compensation payable to Mr. Yaron Kaiser, the Chairman of our Board of Directors

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.          To approve the compensation payable to Mr. Arik Kaufman, our Chief Executive Officer

☐	FOR	☐	AGAINST	☐	ABSTAIN

2a.          Please confirm that you are neither a Controlling Shareholder* nor have a Personal Interest* in the approval of resolution 2.

☐	YES	☐	NO

* as defined under the Israeli Companies Law, 1999, as described in the Company’s proxy statement. If you do not mark the relevant box, to confirm whether you are a Controlling Shareholder or have a Personal Interest, your vote will not be counted.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

_____________	_____________	_____________
NAME	SIGNATURE	DATE
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NAME	SIGNATURE	DATE

Please sign exactly as your name appears on the Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.